Exhibit 99.1

Press release

Oil and gas CEOs jointly declare action on climate change

•	CEOs of 10 global oil and gas companies make collaborative declaration on climate change:

•	Call for an effective climate change agreement at COP21.

•	Strengthen actions and investments to contribute to reducing the GHG intensity of the global energy mix.

•	Support the implementation of clear stable policy frameworks consistent with a 2°C future; these will help our companies to take informed decisions and make effective and sustainable contributions to addressing climate change.

•	Collaborate in a number of areas such as efficiency, natural gas, R&D and CCS

•	Report regularly and consistently on their progress.

•	OGCI report outlines member companies’ work to catalyze practical, meaningful and technology-enabled actions to address climate change.

Paris, France; October 16, 2015 – The chief executive officers of 10 of the world’s largest oil and gas companies - which together provide almost a fifth of all oil and gas production and supply nearly 10% of the world’s energy - today declared their collective support for an effective climate change agreement to be reached at next month’s 21st session of the United Nations (UN) Conference of Parties to the UN Framework on Climate Change (COP21).

In their milestone declaration, the CEOs of the 10 companies that currently make up the Oil and Gas Climate Initiative (OGCI) – BG Group, BP, Eni, Pemex, Reliance Industries, Repsol, Saudi Aramco, Shell, Statoil and Total – confirmed that they recognise the general ambition to limit global average temperature rise to 2 degrees centigrade and that the existing trend of the world’s net global greenhouse gas (GHG) emissions is not consistent with this ambition.

The OGCI member companies have taken significant actions to reduce their GHG footprint, with combined GHG emissions from their operations reducing by around 20% over the past 10 years.

In their declaration the 10 CEOs said:

“Our shared ambition is for a 2°C future. It is a challenge for the whole of society. We are committed to playing our part. Over the coming years we will collectively strengthen our actions and investments to contribute to reducing the GHG intensity of the global energy mix. Our companies will collaborate in a number of areas, with the aim of going beyond the sum of our individual efforts.”

(Helge Lund, BG Group; Bob Dudley, BP; Claudio Descalzi, Eni; Emilio Lozoya, Pemex; Mukesh Ambani, Reliance Industries; Josu Jon Imaz, Repsol; Ben van Beurden, Royal Dutch Shell; Amin Nasser, Saudi Aramco; Eldar Sætre, Statoil; and Patrick Pouyanné, Total.)

The OGCI also today launched its collaborative report - ‘More energy, lower emissions’ – highlighting practical actions taken by member companies to improve GHG emissions management and work towards improving climate change impacts in the longer term. These actions include significant investments in natural gas, carbon capture and storage, and renewable energy, as well as low-GHG research and development.

Together the declaration and report set out key areas where the OGCI companies will focus their collaboration, including:

•	Efficiency: optimising efficiency of their own operations; improving the end-use efficiency of their fuels and other products; and working with manufacturers and consumers to improve the efficiency of road vehicles.

•	Natural gas: contributing to increasing the share of gas in the global energy mix, ensuring it results in significantly lower lifecycle emissions than other fossil fuels for power generation; eliminating ‘routine’ flaring and reducing methane emissions from their operations.

•	Long-term solutions: investing in R&D and innovation to reduce GHG emissions; participating in partnerships to progress carbon capture and storage; contributing to increasing the share of renewables in the global energy mix.

•	Energy access: developing projects to provide people with access to energy in partnership with local and national authorities and other stakeholders.

•	Partnerships and multi-stakeholder initiatives: seeking opportunities to accelerate climate change solutions by working collectively or individually in industry and other initiatives.

The OGCI is a CEO-led, voluntary, oil and gas industry initiative that aims to catalyze practical action on climate change through best practice sharing and collaboration.

The OGCI was established following discussions held during the January 2014 World Economic Forum Annual Meeting and was officially launched at the September 2014 UN Climate Summit.

For the declaration, report and information: www.oilandgasclimateinitiative.com

Photo caption: OGCI CEOs declare action on climate change: CEOs present at the event include: Helge Lund, BG Group; Bob Dudley, BP; Claudio Descalzi, Eni; Emilio Lozoya, Pemex; Josu Jon Imaz, Repsol; Amin Nasser, Saudi Aramco; Eldar Sætre, Statoil; and Patrick Pouyanné, Total. (OGCI member CEOs not pictured: Mukesh Ambani, Reliance Industries; Ben van Beurden, Royal Dutch Shell)

Media enquiries:

BG: Toby Bates - +44 118 929 2246 – toby.bates@bg-group.com

BP: David Nicholas - +44 7831 095541 - bppress@bp.com

Eni: Rosella Migliavacca - + 39 345 67 75 323 - rosella.migliavacca@eni.com

Repsol: Kristian Rix - +34650496488 - rix.kristian@repsol.com

Saudi Aramco: International Media Relations: international.media@aramco.com

Shell: International Media Relations - +44 20 7934 5550

Statoil: Knut Rostad - +47 90548990 – knuros@statoil.com

Total: Victoria Chanial - +33 1 4744 4699 – presse@total.com